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Consent of Independent Auditors




The Board of Directors and Stockholders
Core Technologies (Pennsylvania), Inc.:

We consent to incorporation by reference in the registration statements (No's. 33-25536 and 33-57972) on Form S-8 of Core Technologies (Pennsylvania), Inc. of our reports dated March 1, 1996 relating to the consolidated balance sheets of Core Technologies (Pennsylvania), Inc. and subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of operations, stockholders' deficit, and cash flows and related schedule for each of the years in the three-year period ended December 31, 1995, which reports are included in the December 31, 1995 annual report on Form 10-K of Core Technologies (Pennsylvania), Inc.


KPMG Peat Marwick LLP


Philadelphia, Pennsylvania
March 27, 1996